CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
9814 Crystal Blvd                                       M Gregory Cutler, Esq.**
Baytown, Texas 77521
(281) 918-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                               September 18, 2009

Kevin Dougherty, Division of Corporate Finance
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed August 10, 2009
     File No. 333-161216

Gentlemen and Ladies:

     This letter accompanies Amendment No. 1 filed on September 18, 2009 to the Registration Statement on Form S-1 originally filed by Competitive Technologies, Inc. (the "Company") on August 10, 2009. We are in receipt of your correspondence dated September 9, 2009, and addressed to John B. Nano, President and Chief Executive Officer of the Company. This letter includes responsive comments to your letter. As a courtesy, we have attached to this letter a copy of the filing marked to show changes from the original filing.

     The responses contained herein correspond in Part and Number to the comments in your letter of September 9, 2009. The page numbers reflect the page numbers in the courtesy copies of the Amended Registration Statement on Form S-1 sent to your office.

INCORPORATION BY REFERENCE, PAGE 13
-----------------------------------

1. You have incorporated by reference not only the previously filed documents listed in this section, but also future filings made under Exchange Act sections you reference, until the offering is complete or terminated. Form S-l does not permit incorporation by reference of future filings. Consistent with Rule 411, information required in your prospectus may only be incorporated by reference to the extent permitted or required by an item of the applicable form. See Section V.B.3 of the Securities Offering Reform, SEC Release No, 33-8591. For further information, see also Questions 113.02 and 113.05 of the Division of Corporation Finance's Compliance and Disclosure Initiatives for the Securities Act Forms.

     - We have deleted all references throughout the amended registration statement to incorporation by reference of any future filing or document. See, e.g., page 13 of the amended registration statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
-----------------------------------------------

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE II-3
--------------------------------------------------------------

EXHIBIT 5.1
-----------

2. The reference to the jurisdictions where Mr. Cutler is admitted to practice may be read to imply that the opinion is provided as to matters of Texas and California or is limited to such matters. To clarify that the opinions expressed are provided with respect to the law of Delaware, please expand to so indicate. Also, revise the penultimate paragraph of the legality opinion to state that the shares of common stock covered by the registration statement will be legally "issued."

     - We have revised the opinion to reflect Delaware and United States law and corrected the typographical error in the penultimate paragraph.

EXHIBIT 10.21
-------------

3. This exhibit, as incorporated by reference from Exhibit 10.1 to a Form S-K filed on July 30, 2009, has portions redacted, marked as "confidential pricing information omitted." However, you have not indicated in the filing that the confidential portions have been so omitted and filed separately with the Commission. See Securities Act Rule 406(b). Moreover, you have not marked the exhibit index of either the Form 8-K or this Form S-l to indicate that portions of the exhibit have been omitted and filed separately pursuant to a request for confidential treatment. At this time, we are also unable to locate an application for confidential treatment that you have submitted for this exhibit. Please advise.

     - We have revised the reference in the exhibit index to indicate that information relative to wholesale pricing has been omitted and filed separately with the commission. We have also filed the request for confidential treatment.

EXHIBIT 23.1
------------

4. We note the consent of your independent auditor to the incorporation by reference of its audit report, as included in your Form 10-K for the fiscal year ended July 31, 2008. The consent is dated August 10, 2009 and signed by Mahoney Cohen & Company, CPA (Mahoney Cohen). However, in a Form 8-K filed on January 15, 2009 you had previously disclosed that your auditor, Mahoney Cohen, had been acquired by the New York practice of Mayer Hoffman McCann P.C (MHM). Following its acquisition of Mahoney Cohen, you disclose that MHM changed its name to MHM Mahoney Cohen

     CPAs (MHM Mahoney Cohen). It is our understanding that Mahoney Cohen no longer exists. Please have your auditor revise its audit report and consent to indicate a signature of MHM Mahoney Cohen, CPAs (New York practice of Mayer Hoffman McCann P.C.).

     - As discussed with the Staff, to clarify the SEC's understanding of the transaction that occurred between Mahoney Cohen & Company, CPA, P.C. and Mayer Hoffman McCann P.C., effective December 31, 2008, the shareholders of Mahoney Cohen & Company, CPA, P.C. became shareholders of Mayer Hoffman McCann P.C., pursuant to an asset purchase agreement. The New York practice of Mayer Hoffman McCann P.C. now operates under the name MHM Mahoney Cohen CPAs. The corporate entity of Mahoney Cohen & Company, CPA, P.C. still exists and is obligated to consent to opinions previously issued under their name since they had provided the service. See Exhibit 23.1.

     As requested by the Staff, we are confirming the foregoing by providing a representation letter from Mahoney Cohen which will be filed as "correspondence" separately confirming that the legal entity Mahoney Cohen & Company, CPA continues to exist and retains legal liability for the financial statements subject to the consent. That representation letter reads as follows:

          "September 18, 2008

          Kevin Dougherty, Division of Corporate Finance
          Barbara C. Jacobs, Assistant Director
          Securities and Exchange Commission
          100 F Street, NE
          Washington, D.C. 20549-4561

          Re:      Competitive Technologies
          Amendment No. 1 to Registration Statement on Form S-1 Filed August 10, 2009 File
          No. 333-161216

          Gentlemen and Ladies:

          This is to confirm that Mahoney Cohen & Company, CPA, P.C.is still incorporated in the State of New York and has legally changed its name to 25 MAD LIQUIDATION, CPA, P.C. effective December 31, 2008 and is responsible for its report dated October 28, 2008 relating to the consolidated financial statements of Competitive Technologies, Inc. and subsidiaries.

          Stephen Schaefer
          Shareholder of MHM Mahoney Cohen CPAs
          The New York Practice of Mayer Hoffman McCann P.C.
          An Independent CPA Firm"

ITEM 17. UNDERTAKINGS, PAGE II-6
--------------------------------

5. We note that you have included the undertaking required by Item 512(b) of Regulation S-K, which is to be included if a registration statement incorporates by reference any exchange act documents filed subsequent to the effective date. As noted in prior comment 1, Form S-l does not provide for incorporation by reference of subsequent periodic reports. All documents must be specifically incorporated. Please remove this undertaking as it does not appear appropriate.

     -  We have deleted the referenced undertaking.

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     The staff is further advised that subsequent to the initial filing of the
Registration Statement, a private placement of common stock to the directors and legal counsel of the issuer referenced in the "recent issuances of unregistered securities" was unwound (with the shares physically returned to treasury) pursuant to requirements of the NYSE Amex Equities Market. As a consequence, many of the share numbers throughout the amendment to the registration statement slightly changed in order to comply with their 19.99% limitation.

     We will provide an appropriate request for acceleration upon completion of your review and further discussions with you. Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

                              Very truly yours,

                              /s/ M. Richard Cutler

                              M. Richard Cutler